Exhibit 4.28

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Vislink Technologies, Inc. (the “Company,” “we,” “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.00001 per share (the “Common Stock).

General

The following description of our capital stock and certain provisions of our Certificate of Incorporation and Bylaws are summaries and are qualified by reference to our Certificate of Incorporation and Bylaws. Copies of these documents can be accessed through hyperlinks to those documents in the list of exhibits in our Annual Report on Form 10-K for the fiscal year ending December 31, 2019.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.00001 per share, and 10,000,000 shares of  “blank check” preferred stock, of which 5,000,000 shares were designated as our Series D Convertible Preferred Stock, par value $0.00001 per share (the “Series D Preferred Stock”) and 5,000 shares were designated as our Series E Convertible Preferred Stock, par value $0.00001 per share (the “Series E Preferred Stock”). On February 5, 2016, we terminated our Series A Convertible Preferred Stock, par value $0.00001 per share, and our Series C Convertible Preferred Stock, par value $0.00001 per share. On December 6, 2016, we terminated our Series B Convertible Preferred Stock, par value $0.00001 per share. As of the date of this prospectus, we have 40,680,508 shares of common stock outstanding, no shares of Series D Preferred Stock outstanding and no shares of Series E Preferred Stock outstanding.

On May 13, 2019, a 1-for-10 reverse stock split of our outstanding Common Stock became effective for the trading of our Common Stock. All share and price information in this prospectus has been adjusted to reflect such 1-for-10 reverse stock split.

Common Stock

Voting Rights

Each stockholder has one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. A stockholder may vote in person or by proxy. Elections of directors are determined by a plurality of the votes cast and all other matters are decided by a majority of the votes cast by those stockholders entitled to vote and present in person or by proxy.

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of Common Stock will be able to elect all of our directors. Our Certificate of Incorporation and Bylaws provides that stockholder actions may be effected at a duly called meeting of stockholders or pursuant to written consent of the majority of stockholders. A special meeting of stockholders may be called by the majority of our Board of Directors or by a committee determined by the Board of Directors with power to call such meetings.

Dividend Rights

The holders of outstanding shares of Common Stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our Board of Directors may determine, provided that required dividends, if any, on preferred stock have been paid or provided for. However, to date we have not paid or declared cash distributions or dividends on our common stock and do not currently intend to pay cash dividends on our common stock in the foreseeable future. We intend to retain all earnings, if and when generated, to finance our operations. The declaration of cash dividends in the future will be determined by the Board of Directors based upon our earnings, financial condition, capital requirements and other relevant factors.

No Preemptive or Similar Rights

Holders of our Common Stock do not have preemptive rights, and our Common Stock is not convertible or redeemable.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders and remaining after payment to holders of preferred stock of the amounts, if any, to which they are entitled, are distributable ratably among the holders of our common stock subject to any senior class of securities.

Anti-Takeover Provisions

The authorization of undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

Provisions such as these, which are intended to make acquisition of control by a third party more difficult, are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us.

These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that may result from actual or rumored takeover attempts.

Section 203 of the DGCL

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any “business combination” with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder. In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

We are subject to Section 203 with the following exceptions:

●	before the date that such stockholder became an interested stockholder, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or after such date that such stockholder became an interested stockholder, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	guarantees, pledges or other financial benefits provided by or through the corporation.

Transfer Agent, Warrant Agent and Registrars

Our transfer agent and registrar for our Common Stock in the United States is Continental Stock Transfer & Trust Company. Our Common Stock is listed on the Nasdaq Capital Market under the symbol “VISL.”